Exhibit 4.3

General

Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders and our articles of incorporation do not provide for cumulative voting in the election of directors unless required by applicable law.  Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our Board of Directors out of funds legally available for the payment of dividends.  In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

 Preferred Stock

Our articles of incorporation provide that our Board of Directors has the authority, without further action by the shareholders, to issue up to 5,000,000 shares of preferred stock.  Our Board of Directors will be able to issue preferred stock in one or more series and determine the voting powers, preferences and relative, participating, optional and other special rights of the shares of any such series of preferred stock, and the qualifications, limitations, and restrictions of such shares, any or all of which may be greater than the rights of our common stock.  Issuances of preferred stock could adversely affect the voting power of common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.  Any issuance of preferred stock also could have the effect of decreasing the market price for our common stock and could delay, deter or prevent a change in control of the Company.

Our Board of Directors previously designated 1,000,000 shares of preferred stock as “Series A Convertible Preferred Stock,” 1,240,000 shares of preferred stock as “Series B Convertible Preferred Stock,” and 473,934 shares of preferred stock as “Series C Convertible Preferred Stock.”  No shares of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock or Series C Convertible Preferred Stock are currently outstanding.

 Provisions of Our Articles of Incorporation and Bylaws and Nevada Law that May Have an Anti-Takeover Effect

We are subject to anti-takeover laws for Nevada corporations.  These anti-takeover laws prevent a Nevada corporation from engaging in a business combination with any stockholder, including all affiliates and associates of the shareholder, who is the beneficial owner of 10% or more of the corporation’s outstanding voting stock, for two years following the date that the shareholder first became the beneficial owner of 10% or more of the corporation’s voting stock, unless specified conditions are met.  If those conditions are not met, then after the expiration of the two-year period the corporation may not engage in a business combination with such shareholder unless certain other conditions are met.

Our articles of incorporation and our bylaws contain a number of provisions that may deter or impede takeovers or changes of control or management.  These provisions:

☐	authorize our Board of Directors to establish one or more series of preferred stock the terms of which can be determined by the Board of Directors at the time of issuance;

☐	do not allow for cumulative voting in the election of directors unless required by applicable law. Under cumulative voting a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors;

☐	state that special meetings of our shareholders may be called only by the Chairman of the Board, the president or any two directors and must be called by the president upon the written request of the holders of 10 percent of the outstanding shares of capital stock entitled to vote at such special meeting; and

☐	provide that the authorized number of directors is no more than five, as determined by our Board of Directors.

These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to shareholders for their common stock.

Limitations on Liability and Indemnification of Officers and Directors

Nevada law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors.  Our articles of incorporation and bylaws include provisions that eliminate, to the extent allowable under Nevada law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be.  Our articles of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Nevada law.  We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.  In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our articles of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval.  Nevada law does not require shareholder approval for any issuance of authorized shares.  However, the NASDAQ listing requirements require shareholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock.  No assurances can be given that our shares will remain so listed.  We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans.  The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Listing

Our common stock is listed on The Nasdaq Capital Market under the trading symbol “GTIM”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Financial Solutions, Inc.